Mail Stop 0610


      July 5, 2005


Via U.S. Mail and Facsimile to (651) 603-7795

Arthur J. Bourgeois
Chief Financial Officer
Image Sensing Systems, Inc.
500 Spruce Tree Centre
1600 University Ave. W.
St. Paul, MN 55104


	Re:	Image Sensing Systems, Inc.
		Form 10-KSB for the Fiscal Year-Ended December 31, 2004
            Filed March 29, 2005
            Form 10-QSB for the Fiscal Quarter-Ended March 31,
2005
      File No. 000-26056

Dear Mr. Bourgeois:

      We have reviewed your response and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the Fiscal Quarter-Ended March 31, 2005

Part I: Financial Information, page 2

Condensed Consolidated Balance Sheets, page 3

1. Please refer to prior comments 1 and 2. We note that you continue to have significant assets in securities. Please explain whether you are an investment company under Section 3(a)(1)(A) of the Investment
Company Act. Please explain how you have made this determination. Specifically, please analyze the company using the five factors set out in Tonapah Mining Company of Nevada, 26 SEC 426 (1947). As part of your Tonopah analysis, please consider explaining why you have a relatively large portion of your assets in securities. Please also provide the amount of cash and cash equivalents that are in securities.

Notes to Condensed Consolidated Financial Statements, page 6

2. Please refer to prior comment 4. We note that the disclosures required by FAS 115 are applicable to both quarterly and annual financial information. In this regard, please tell us how you intend to update your disclosure in future filings to comply.

Item 3. Controls and Procedures, page 12

Evaluation of Disclosure Controls and Procedures, page 12

3. Please refer to prior comment 5. We note your disclosure that management has concluded that your disclosure controls and procedures are effective "in timely alerting them to material information relating us (or our consolidated subsidiaries) required to be included in the reports we file or submit under the Exchange Act." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e)
of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at
(202) 551-3554.



								Sincerely,



								Jay Webb
								Reviewing Accountant
Arthur J. Bourgeois
Image Sensing Systems, Inc.
July 5, 2005
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